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                                                                       EXHIBIT 8

June 4, 1997

Board of Directors
American Federal Bank, FSB
300 East McBee Avenue
Greenville, South Carolina 29601

Board of Directors
CCB Financial Corporation
111 Corcoran Street
Durham, North Carolina 27701

Gentlemen:

     You have requested the opinion of KPMG Peat Marwick LLP ("KPMG") regarding certain federal and South Carolina income tax consequences resulting from a plan pursuant to which American Federal Interim Savings Bank, FSB ("Interim FSB"), a wholly-owned subsidiary of CCB Financial Corporation ("CCBF") established solely to effect the acquisition of American Federal Bank, FSB ("AFB") by CCBF, will be merged with and into AFB, whereupon the separate existence of Interim FSB will cease (the "Merger"). Pursuant to the Merger, each outstanding share of AFB stock held by AFB shareholders will be converted into newly issued shares of CCBF common stock.

     You have submitted for our consideration certain representations as to the proposed transaction, a copy of the Agreement and Plan of Reorganization, dated as of February 17, 1997 and the related Plan of Merger and Combination (collectively, the "Merger Agreement"), a copy of the Form S-4 Registration Statement filed with the Securities and Exchange Commission ("SEC") on April 23, 1997, and a copy of Pre-Effective Amendment No. 1 to the Form S-4 to be filed with the SEC on or about June 4, 1997. We have not reviewed the legal documents necessary to effectuate the steps to be undertaken and we assume that all steps will be effectuated under state and federal law and will be consistent with the legal documentation and with the description of the steps submitted to us.

FACTS AND REPRESENTATIONS

     CCBF is a registered bank holding company organized under the laws of the State of North Carolina. CCBF's authorized capital stock consists of two classes, represented by 50,000,000 shares of common stock, $5.00 par value, having one vote per share, ("CCBF Stock") of which 15,082,128 shares were issued and outstanding at December 31, 1996 and 5,000,000 shares of serial preferred stock, no par value, none of which was issued and outstanding at December 31, 1996. Interim FSB, a proposed interim federal savings bank, will be formed as a wholly-owned subsidiary of CCBF for the sole purpose of facilitating the combination of CCBF and AFB through the Merger and will not conduct any business. CCBF also owns 100 percent of the sole class of outstanding stock of CCB Bank, a North Carolina banking corporation.

     Pursuant to a plan (the "Rights Plan") evidenced by a Rights Agreement dated as of February 26, 1990, one CCBF Right, as defined in the Rights Plan, was distributed during 1990 to CCBF1s shareholders for each share of CCBF Stock. The Rights Plan also authorized the issuance of additional CCBF Rights for shares of CCBF Stock issued after the date of the initial rights distribution. The CCBF Rights expire on February 26, 2000, and may be redeemed by CCBF at a price of $.01 per CCBF Right at any time prior to an acquisition by a person or group of 15 percent or more of the outstanding CCBF Stock. The objective of the Rights Plan is to discourage an attempt by a third party to acquire control of CCBF without approval of the Board of Directors of CCBF. The Rights Agreement provides that the rights are not to interfere with any merger or business combination approved by the Board of Directors and shareholders.

     AFB is a federally-chartered stock savings bank organized under the Home Owners1 Loan Act of 1934, as amended ("HOLA"). AFB's authorized capital stock consists of two classes, represented by 50,000,000 shares of common stock, $1.00 par value, ("AFB Stock") of which 10,975,535 shares were issued and outstanding at December 31, 1996 and 10,000,000 shares of serial preferred stock, no par value, none of which will be issued and outstanding immediately prior to the Merger.

     For valid corporate business purposes, pursuant to the Merger Agreement, Interim FSB will be merged with and into AFB pursuant to HOLA and the regulations of the Office of Thrift Supervision ("OTS"), with AFB as the surviving entity. Upon consummation of the Merger, each share of AFB Stock will be converted into, and thereafter may be exchanged for, .445 of a share of CCBF Stock. In the event that the average of the closing prices for CCBF Stock on the New York Stock Exchange ("NYSE") for the thirty (30) consecutive trading days ending on the date of the approval of the Merger (the "Determination Date") by the Board of Governors of the Federal Reserve System (the "Federal Reserve") (the "Average
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Closing Price") is (a) less than $51.50 (the "Absolute Price") or (b) is (i)
less than $53.25 and (ii) less than eighty-three (83%) of the weighted average of the closing prices as of February 14, 1997 of an index composed of a designated group of bank holding companies (the "Index Price"), then AFB may give notice to CCBF of its refusal to consummate the Merger. If AFB1s notice is based upon a failure to satisfy the Index Price standard, then CCBF may elect to increase the Exchange Ratio from .445 to the lesser of (x) the fraction computed by dividing the product $53.25 multiplied by .445 by the Average Closing Price, and (y) the fraction computed by dividing the product of the Index Price multiplied by .445 by the quotient obtained by dividing the Average Closing Price by $68.00. If AFB1s notice is based upon a failure to satisfy the Absolute Price standard, then CCBF may elect to increase the Exchange Ratio from .445 to the fraction computed by dividing the product of $51.50 multiplied by .445 by the Average Closing Price. Each share of CCBF Stock issued will include a CCBF Right. As used herein, the term CCBF Stock will refer to the common stock of CCBF, inclusive of the CCBF Right.

     No fractional shares of CCBF Stock will be issued in connection with the Merger. Instead, each AFB shareholder who otherwise would be entitled to receive a fraction of a share of CCBF Stock shall receive cash (without interest) in an amount equal to that fraction multiplied by the "Market Value" of one whole share of CCBF Stock. Market Value shall be equal to the closing price of a share of CCBF Stock at the Effective Time, as defined in the Merger Agreement. No AFB shareholder will be entitled to any dividend or other distribution or any voting or other rights as a shareholder with respect to any fractional share of CCBF Stock.

     The Merger has been approved by the Boards of Directors of CCBF and AFB and is subject to the receipt of regulatory approval from appropriate parties, including the Federal Reserve and the OTS.

     In addition to the foregoing statement of facts, the following representations have been made by CCBF and/or AFB, as applicable, to KPMG in connection with the Merger. KPMG has not independently verified the completeness and accuracy of any of the following representations. KPMG is relying on these representations in rendering the opinion contained herein.

          (a) The fair market value of the CCBF Stock received by each shareholder of AFB will be approximately equal to the fair market value of the AFB Stock surrendered in the Merger.

          (b) There is no plan or intention by the shareholders of AFB to sell, exchange or otherwise dispose of any of the CCBF Stock received in the Merger.

          (c) Following the Merger, AFB will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Interim FSB1s net assets and at least 70 percent of the fair market value of Interim FSB1s gross assets held immediately prior to the Merger. For purposes of this representation, amounts used by AFB or Interim FSB to pay its reorganization expenses, all redemptions and distributions (except for regular, normal dividends) made by AFB or Interim FSB immediately preceding, or as part of a plan that includes, the Merger will be included as assets of AFB or Interim FSB, respectively.

          (d) Prior to the Merger, CCBF will be in control of Interim FSB within the meaning of SECTION 368(C) of the Internal Revenue Code of 1986, as amended (the "Code").

          (e) Following the Merger, AFB will not issue additional shares of its stock that would result in CCBF losing control of AFB within the meaning of
     SECTION 368(C).

          (f) Neither CCBF nor a CCBF affiliate has a plan or intention to reacquire any of the CCBF Stock issued in the Merger.

          (g) CCBF has no plan or intention to liquidate AFB; to merge AFB with and into another corporation; to sell or otherwise dispose of the stock of AFB; or to cause AFB to sell or otherwise dispose of any of the assets of AFB acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in SECTION 368(A)(2)(C).

          (h) Interim FSB will have no liabilities assumed by AFB, and will not transfer to AFB any assets subject to liabilities, in the Merger.

          (i) Following the Merger, AFB will continue its historical business or use a significant portion of its historic business assets in a business.

          (j) CCBF, Interim FSB, AFB and the shareholders of AFB will pay their respective expenses, if any, incurred in connection with the Merger.

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          (k) There is no intercorporate indebtedness existing between CCBF and
     AFB, Interim FSB and AFB or a CCBF affiliate and AFB that was issued, acquired, or will be settled at a discount.

          (l) In the Merger, shares of AFB Stock representing control of AFB, as defined in SECTION 368(C) will be exchanged solely for voting stock of CCBF. For purposes of this representation, shares of AFB Stock exchanged for cash or other property originating with CCBF will be treated as outstanding AFB Stock on the date of the Merger.

          (m) At the time of the Merger, AFB will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in AFB that, if exercised or converted, would affect CCBF1s acquisition or retention of control of AFB, as defined in SECTION 368(C).

          (n) CCBF does not own, nor has it owned during the past five years, any shares of AFB Stock.

          (o) No two parties to the transaction are investment companies as defined in SECTION 368(A)(2)(F)(III) AND (IV).

          (p) On the date of the Merger, the fair market value of the assets of AFB will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

          (q) AFB is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of SECTION 368(A)(3)(A).

          (r) The payment of cash in lieu of fractional shares of CCBF Stock is not separately bargained for consideration, rather the purpose of the payment is merely to save the expense and inconvenience to CCBF of issuing and transferring fractional share interests. The total cash consideration that will be paid in lieu of fractional shares will be less than one percent of the total consideration paid in the Merger to AFB shareholders and no AFB shareholder will receive cash for more than .9999 of a share of CCBF Stock.

          (s) None of the compensation received by any shareholder-employees of AFB will be separate consideration for, or allocable to, any of their shares of AFB Stock; none of the shares of CCBF Stock received by any shareholder-employees of AFB will be separate consideration for, or allocable to, any employment agreement; and the compensation to be paid to any shareholder-employees of AFB will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm1s length for similar services

          (t) The CCBF Rights cannot be traded separately and are not divisible from the CCBF Stock prior to the occurrence of certain triggering events specified in the Rights Plan. At the time the CCBF Stock is issued to the AFB shareholders in the Merger, the likelihood that the CCBF Rights would, at any time, be exercised will be both remote and uncertain.

LEGAL OPINION

     CCBF has received an opinion of counsel (the "Legal Opinion"), dated as of June 4, 1997, which concludes that, subject to the receipt of all regulatory approvals, the approval of the shareholders of CCBF and AFB and the consummation of the Merger in accordance with the terms of the Merger Agreement, the merger of Interim FSB with and into AFB, as contemplated by the Merger Agreement, will qualify as a statutory merger effected pursuant to HOLA and the regulations of the OTS.

OPINION

     Based solely on the above FACTS AND REPRESENTATIONS and the above LEGAL OPINION and subject to the SCOPE OF THE OPINION below, it is the opinion of KPMG that:

     Federal Income Tax Consequences:

     (1) The Merger will constitute a reorganization within the meaning of
         SECTION 368(A)(1)(A) and SECTION 368(A(2)(E).

     (2) AFB, Interim FSB and CCBF will each be a party to the reorganization within the meaning of SECTION 368(B).

     (3) No gain or loss will be recognized by CCBF, AFB or Interim FSB by reason of the Merger. SECTION 1032; TREAS. REG. SECTION 1.1032-2.

     (4) No gain or loss will be recognized by the shareholders of AFB upon the receipt of solely CCBF Stock (including any fractional share interests to which they may be entitled) in exchange for their shares of AFB Stock. SECTION 354(A)(1).

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     (5) The basis of the CCBF Stock received by the shareholders of AFB
         (including any fractional share interests to which they may be entitled) will be the same as the basis of the AFB Stock surrendered in exchange therefor. SECTION 358(A)(1).

     (6) The holding period of the CCBF Stock received by the shareholders of AFB (including any fractional share interests to which they may be entitled) will include the shareholders1 holding period of the AFB Stock surrendered in exchange therefor, provided that the AFB Stock is held as a capital asset in the hands of the shareholders of AFB on the date of the Merger. SECTION 1223(1).

     (7) The payment of cash in lieu of fractional share interests of CCBF Stock will be treated as if the fractional shares of CCBF Stock were distributed as part of the Merger to the AFB shareholders and then redeemed by CCBF. The cash payments will be treated as having been received as distributions in full payment for the stock redeemed as provided in SECTION 302(A). REV. RUL. 66-365, 1966-2 C.B. 116 AND REV. PROC. 77-41, 1977-2 C.B. 574.

     South Carolina Income Tax Consequences:

     (1) The State of South Carolina will, for South Carolina income tax purposes, treat the Merger in an identical manner as it is treated by the Internal Revenue Service for federal income tax purposes. S.C. CODE 12-7-20 (11).

SCOPE OF THE OPINION

     The opinion contained herein is based upon the facts and representations set forth in this letter, as well as the information contained in the Merger Agreement. If any fact or representation is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinion.

     The opinion contained herein is rendered only with respect to the enumerated holdings set forth herein under the heading OPINION, and KPMG expresses no opinion with respect to any other legal, federal, state, or local tax aspect of the Merger.

     This opinion is not binding upon any tax authority or any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court. In rendering our opinion, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the South Carolina Code, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes, which can be retroactive in effect, could also have an effect on the validity of our opinion. We assume no duty to inform you of any changes in our opinion due to changes in law that occur subsequent to the issuance of this letter.

Sincerely,
KPMG PEAT MARWICK LLP

Sheldon M. Fox
PARTNER

SMF:jr

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